November 9, 2011

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          DineEquity, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 4, 2011

File No. 001-15283

Dear Mr. Krikorian:

This letter sets forth responses from DineEquity, Inc. (the “Company,” “we” or “us”) to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the letter, dated October 12, 2011, with respect to the Company’s Annual Report on Form 10-K filed with the Commission on March 4, 2011 for the fiscal year ended December 31, 2010 (SEC File No. 001-15283) (the “Form 10-K”). For the convenience of the Staff, we have set forth below the Staff’s comment in bold type, followed by the Company’s response.

Notes to the Consolidated Financial Statements

Note 3. Receivables, page 93

1.         We have reviewed your response to prior comment 1. Please clarify your response that payment term modifications can occur, but are infrequent. That is, please explain how and when you would make modifications to payment terms. In addition, we repeat our prior comment to tell us whether the aging categories are determined based on the original payment terms. In this regard, please indicate whether the modifications materially impacted your delinquency rate (i.e., past due amounts) as you propose to disclose in future filings.

Response

With reference to our disclosure on page 11 of Form 10-K under “Franchising — Previous Business Model,” we provided financing to franchisees for three primary costs of franchises developed prior to 2003: the franchise fee, the restaurant equipment, and rental of the restaurant premises. These financings are recorded in three separate financial instruments (the franchise notes receivable, equipment leases receivable and direct financing leases receivable reported in Note 3 on page 93 of Form 10-K). Repayment of these financial instruments can be subject to the performance and profitability of the restaurant to which the financings relate. If a franchisee is encountering profitability issues at its restaurant and, as a result, is undergoing cash flow problems and requests a modification of payment terms, we assess the totality of payments due to us under all three types of financing receivables. We then make a decision as to whether to grant the franchisee relief of a certain dollar amount against the total amount of payments due. Often this relief is in the form of a set weekly amount of reduction of total payments due and may be applied prospectively or retroactively. We do not change the aging dates when granting this relief. If the relief is being applied retroactively, the receivable balance in the appropriate aging category would be reduced, as the receivable is effectively being written off. Any relief granted, prospective or retroactive, is recorded as an expense in our consolidated financial statements and a reduction of the total amount owed. The aging categories continue to be determined based on the original payment terms after the relief is applied to amounts due. In granting this relief we have not modified the other significant terms (interest rate and term) of any notes, lease or rental agreements themselves.

We granted relief of $736,000 (14 instances), $644,000 (15 instances) and $696,000 (12 instances) for fiscal years 2010, 2009 and 2008, respectively. This relief was granted to 22 individual franchise restaurants over the three-year period as some franchisees were granted relief in more than one year. This is not material given that over 900 current franchise restaurants were developed under our Previous Business Model. As of December 31, 2010, the total amount of franchise notes, equipment leases receivable and direct financing leases receivable was $249.9 million. The amount of relief granted in any of the past three years is less than 0.3% of the total balance of financing receivables and, as such, did not significantly impact the delinquency rate of total financing receivables.

In addition to the relief discussed above there were four instances of another type of modification over the past three years. As the result of significant cash flow problems, several franchisees were having difficulty meeting both their royalty obligations and other charges recorded as accounts receivable (which are outside of the scope of ASC 310-10-50) and obligations due under their financing receivables. In these four instances, the entire amount past due of both accounts receivable and financing receivables was converted into a note receivable. There were three instances of such conversion in 2009 and one instance in 2008. In these instances, $104,000 and $30,700 of past due financing receivables were removed from the aging in 2009 and 2008, respectively. Again, given the infrequency of occurrence and insignificant dollar amount, these modifications did not have a material impact on the delinquency rate of total financing receivables.

To reiterate our response to prior comment 1, in future filings with the Commission, we will explicitly state that delinquency is the primary indicator of the credit quality of franchise and equipment notes and direct financing lease receivables and that any past due amounts are not material. In the event past due amounts do become material, we will revise our disclosure accordingly.

Should you have any further questions, comments or informational requests, please contact me at (818) 637-3628, or via e-mail at gregg.kalvin@dineequity.com.

Sincerely,

/s/ Greggory Kalvin
Greggory Kalvin
Senior Vice President, Corporate Controller